UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4 - EXIT FILING)*

CTI BIOPHARMA CORP.

(Name of Issuer)

Common stock, no par value per share

(Title of Class of Securities)

12648L106

(CUSIP Number)

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12648L106

1.	Names of reporting persons Baxalta Incorporated
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2017 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on Form 10-Q on November 7, 2017.

CUSIP No. 12648L106

1.	Names of reporting persons Baxalta GmbH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2017 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on Form 10-Q on November 7, 2017.

CUSIP No. 12648L106

1.	Names of reporting persons Shire plc
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Jersey, Channel Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 0
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 0.0% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2017 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on Form 10-Q on November 7, 2017.

This Amendment No. 4 amends the Schedule 13G originally filed on May 1, 2015, as amended, and is filed by Baxalta Incorporated, Baxalta GmbH and Shire PLC with respect to the shares of the common stock of CTI Biopharma Corp., with principal executive offices at 3101 Western Avenue, Suite 600, Seattle, Washington 98121.

Item 4.	Ownership .

	(a)	Amount beneficially owned : 0 (1)

	(b)	Percent of class : 0.0% (2)

	(c)	Number of shares as to which the person has :

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 0 (1)

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 0 (1)

(1)	The reported securities were beneficially owned by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”), which, in turn, is an indirect wholly-owned subsidiary of Shire plc (“Shire”), following consummation of Shire’s acquisition of Baxalta pursuant to the merger of a wholly-owned subsidiary of Shire with and into Baxalta, which merger transaction closed on June 3, 2016.

(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of October 30, 2017 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on Form 10-Q on November 7, 2017.

Exhibits:

Exhibit 1 – Joint Filing Statement

Exhibit 2 – Power of Attorney (incorporated by reference to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2016 (File No. 005-48459)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018

BAXALTA INCORPORATED

By:	/s/ Jeffrey Prowda
Name:	Jeffrey Prowda
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Yvo Aebli
Name:	Yvo Aebli
Title:	Director

SHIRE PLC

By:	/s/ W R Mordan
Name:	Bill Mordan
Title:	Company Secretary